

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4546

September 12, 2016

Arthur J. Gonzales
General Counsel
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000

> **Re:** **National Interstate Corporation**
> **Schedule 13E-3**
> **Filed by GAIC Alloy, Inc. et al.**
> **Filed August 16, 2016**
> **File No. 005-80324**
>
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed August 16, 2016**
> **File No. 000-51130**

Dear Mr. Gonzales:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

**Schedule 13E-3**

Introduction

1. Please delete the last paragraph in this section as it attempts to improperly disclaim responsibility for disclosure made by all of the filing persons.

**Preliminary Merger Proxy**

General

2.      Please mark your preliminary proxy statement and form of proxy "Preliminary Copies."

Material U.S. Federal Income Tax Consequences of the Merger, page 11

3.      We note that you state that investors "should" consult their own tax advisors.  Please revise to indicate that investors are encouraged to consult their own tax advisors, rather than stating that they "should" do so.

Special Factors, page 21

Background of the Merger, page 21

4.      Please revise to identify by name the "unaffiliated directors" who served on the special committee.

5.      Please disclose here and elsewhere in the document as appropriate to state that Mr. Spachman has entered into a voting agreement with the Parent to vote in favor of the merger and against any competing offer.  Please explain why he did so and how this may affect his ability to receive or review any alternative transactions.

6.      Please revise your disclosure to briefly note the reasons why Parent increased the price of the tender offer from $28.00 per share to $30.00 per share on February 18, 2014.

7.      We note your disclosure regarding Mr. Spachman's initiation of litigation seeking to enjoin the prior tender offer.  Please revise your disclosure to briefly describe any material deliberations, claims or discussions that preceded initiation of this litigation.

8.      Please revise your disclosure to explain how Parent determined the initial proposed purchase price of $30.00 per share presented to the board of directors of AFG on March 6, 2016.

9.      Please revise your disclosure to explain why Mr. Michelson attended the April 6, 2016 telephonic meeting, but did not participate in the meeting.

10.     Please revise your disclosure to disclose what specifically was discussed at the June 24, 2016 meeting of AFG's directors that led to the increase in AFG's offer to $30.75 per share.

Arthur J. Gonzales
National Interstate Corporation
September 12, 2016
Page 3

11.     Please revise your disclosure to explain why the special committee determined on June
        27, 2016 that the Revised Proposal "was inadequate and not in the best interest of the
        Public Shareholders."

12.     Please revise your disclosure to disclose what specifically was discussed at the July 5,
        2016 meeting of AFG's directors that led to the increase in AFG's offer to $32.00 per
        share.

<u>Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the
Board of Directors; Fairness of the Merger, page 33</u>

13.     We note your disclosure that the filing persons determined that the merger is fair and in
        the best interest of the Company and its "Public Shareholders," whom you define as
        "shareholders (other than Purchasers and their affiliates (assuming for this purpose that
        the Company and its subsidiaries are not affiliates of Purchasers)...)"  Please revise here
        and throughout the filing to more clearly and consistently articulate whether the going
        private transaction is substantively and procedurally fair to unaffiliated security holders
        of National Interstate Corporation.  See Item 1014(a) of Regulation M-A.  Note also that
        the staff views officers and directors of the issuer as affiliates of that issuer.

14.     Please ensure that you specifically address each factor listed in Instruction 2 to Item 1014
        of Regulation M-A in your discussion of the fairness determination to unaffiliated
        security holders.  For instance, we note your disclosure does not specifically address
        going concern value or liquidation value.  To the extent a factor in Instruction 2 was not
        considered in your determination, you should briefly address why for each such factor.

15.     We note your statement on page 34 that the special committee considered strategic
        alternatives to the merger.  Please expand your disclosure to describe the alternatives and
        the reasons you rejected each alternative.  For instance, describe the potential acquisition
        first referenced in the last paragraph on page 26.

16.     We note your statement on page 34 that because the Public Shareholders will receive
        cash for their shares, they will have "immediate liquidity and receive certain value for
        their shares."  Please explain how this factor makes the offer fair when there is currently
        a liquid trading market for your common shares.

17.     We note the second and fifth bullet points under the lead-in "the terms of the Merger
        Agreement" on page 34.  Please describe in more detail the deliberations leading the
        special committee to conclude that these factors were supportive of its determination and
        recommendation.  We note that Parent, holding a majority interest, has clearly stated that
        it has no interest in selling its stake in the company and would not vote in favor of any
        alternative transaction.

18.     Please provide the disclosure required by Item 1014(d) of Regulation M-A.

Preliminary Presentations by Morgan Stanley, page 44

19.     Please summarize the presentation delivered on June 2, 2016, or advise as to why you believe that this is not necessary.  We note that certain of the slides in this presentation, particularly slide 6, appear to be material.

Purposes and Reasons of Parent and Merger Sub for the Merger, page 48

20.     Please revise your disclosure to address any negative factors considered by AFG and Parent in deciding whether to pursue the merger.

Position of AFG, Parent and Merger Sub as to Fairness of the Merger, page 49

21.     Please revise your disclosure to indicate who in particular was responsible for making the fairness determination at AFG, Parent and Merger Sub.  Briefly describe the process involved.

22.     It appears that the primary factors cited in support of the merger as set forth in the first bullet point and sub-bullet points on page 50 have been present for some time and that you had previously undertaken a going private transaction in 2014. Please revise your disclosure to describe the reasons for undertaking the transaction at this particular time as opposed to another time in the registrant's operating history. Please refer to Item 1013(c) of Regulation M-A.

Certain Effects of the Merger, page 52

23.     Please include the disclosure required by Instruction 3 of Item 1013 of Regulation M-A.

Projected Financial Information, page 54

24.     We note the statement that the inclusion of the projected financial information should not be regarded as an indication that AFG, the special committee or Morgan Stanley considered, or now considers, this information to be material.  Please reconcile this disclosure with the fact that this information forms the basis of certain financial analyses used in rendering the fairness opinion.

Financing, page 58

25.     Please disclose the specific source of funds to be used in the transaction.  If Merger Sub will have access to cash on hand at Parent or AFG, so state.  If the funds will be borrowed, please make the disclosures required by Item 1007(b) and (d) and by Item 1016(b) of Regulation M-A.

Material U.S. Federal Income Tax Consequences of the Merger, page 63

26.     Please delete the statement that this section is a "general discussion" as this disclaimer may imply that you have not disclosed all material tax consequences of the merger.

Explanatory Note Regarding the Merger Agreement, page 72

27.     Please revise this paragraph to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Where You Can Find Additional Information, page 105

28.     Please revise to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year, such as the Form 10-Q for the period ended March 31, 2016 and the Forms 8-K filed on February 29, March 11, April 6 and May 10, 2016.  Refer to Instruction 2(b) of Item 14 of Schedule 14A and Item 11(a)(2) of Form S-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

   •    the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

   •    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •    the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina Thomas at (202) 551-3577, Mary Beth Breslin at (202) 551-3625 or David Orlic at (202) 551-3503 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:    Thomas M. Cerabino
       Willkie Farr & Gallagher LLP